SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.   20594

                           FORM 12b-25

                     Notification of Late Filing

                    Commission File Number 0-21718
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(Check one):   (X) Form 10-K  ( ) Form 11-K  ( ) Form 20-F
               ( ) Form 10-Q  ( ) Form N-SAR

     For Period Ended:   March 31, 1998
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( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

     For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

The notification relates to the Form 10-K in its entirety.
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                                 PART I
                          Registrant Information

Full name of registrant

Boston Capital Tax Credit Fund III L.P.
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Former name if applicable

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Address of principal executive office (Street and Number)

One Boston Place, Suite 2100
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City, State and Zip Code          Boston, Massachusetts   02108-4406
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
                                 PART II
                           Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed.
(Check appropriate box.)

 --
|  |      (a)  The reasons described in reasonable detail in Part
 --            III of this form could not be eliminated without
               unreasonable effort or expense;
 --
|X |      (b)  The subject annual report, semi-annual report,
 --             transition report on Form 10-K, 20-F, 11-K or
                Form N-SAR, or portion thereof will be filed on
                or before the 15th calendar day following the
                prescribed due date; or the subject quarterly
                report or transition report on Form 10-Q, or
                portion thereof will be filed on or before the
                fifth calendar day following the prescribed due
                date; and
 --
|  |      (c)  The accountant's statement or other exhibit
 --             required by Rule 12b-25(c) has been attached, if
               applicable.



                                 PART III
                                 Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     The registrant will not be filing the requisite Form 10-K within the prescribed time period since the registrant has not completely received and coordinated all necessary documents and other information which must be compiled and reviewed in order to properly prepare the Form 10-K in full detail.

                                 PART IV
                             Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

    Marc N. Teal                617              624-8900
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     (Name)                   (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               --                  --
                              | X|  Yes           |  |  No
                               --                  --

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                --                 --
                               |X |  Yes          |  |  No
                                --                 --

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See ATTACHMENT TO FORM 12b-25.

                  Boston Capital Tax Credit Fund III L.P.
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                (Name of registrant as specified in charter)


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 1998                       By:  JOHN P. MANNING
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                                               John P. Manning, a partner of
                                               Boston Capital Associates, the
                                               general partner of Boston
                                               Capital Associates III Limited
                                               Partnership, the general
                                               partner of Boston Capital
                                               Tax Credit Fund III L.P.

                            ATTACHMENT TO FORM 12b-25


     In the prior year ended March 31, 1997, the Fund had many properties in construction and/or lease-up. Over the past year, most have become fully operational and will have significantly different results of operations. Because the Fund has not received all necessary information which would allow the Fund to make a reasonable estimate, the Fund has filed for this automatic extension and anticipates being able to submit actual year-end information within the extension period.